UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BED BATH & BEYOND INC.
(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

075896100
(CUSIP Number)

July 20, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075896100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS FCM BBBY HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wyoming
NUMBER OF	5	SOLE VOTING POWER 4,968,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER --
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 4,968,000
WITH	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,968,000 shares of Common stock, $0.01 par value
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21% of Common stock, $0.01 par value
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 075896100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: BED BATH & BEYOND INC. (the "Issuer")
(b)	Address of Issuer's Principal Executive Offices: 650 Liberty Avenue, Union, NJ 07083

Item 2.

(a)	Name of Person Filing

FCM BBBY HOLDINGS, LLC

Note: FREEMAN CAPITAL MANAGEMENT LLC, the sole member of FCM BBBY HOLDINGS, LLC, disclaims any beneficial ownership in the Issuer related to its ownership of FCM BBBY HOLDINGS, LLC

Note: JAKE FREEMAN, the managing member of FREEMAN CAPITAL MANAGEMENT LLC and the manager of FCM BBBY HOLDINGS, disclaims any beneficial ownership in the Issuer related to its ownership of FREEMAN CAPITAL MANAGEMENT or management of FCM BBBY HOLDINGS, LLC and FREEMAN CAPITAL MANAGEMENT LLC

(b)	Address of Principal Business Office or, if none, Residence

30 N Gould St. Ste R, Sheridan, WY 82801

(c)	Citizenship

State of Wyoming

(d)	Title of Class of Securities

Common stock, $0.01 par value

(e)	CUSIP Number

075896100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)        Amount beneficially owned: 4,968,000 shares of Common stock, $0.01 par value inclusive as determined under 17 CFR § 240.13d-3(a)-(d).

(b)       Percent of class: 6.21% (based on 79,957,649 shares of Common stock, $0.01 par value outstanding as of June 29, 2022 as reported in the Issuer's Quarterly Filing on Form 10-Q for the quarter ending on May 28, 2022).

(c)        Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,968,000
(ii)	Shared power to vote or to direct the vote: --
(iii)	Sole power to dispose or to direct the disposition of: 4,968,000
(iv)	Shared power to dispose or to direct the disposition of: --

CUSIP No. 075896100	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 075896100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2022

By:	/s/ Jake Freeman
Jake Freeman
Manager, FCM BBBY HOLDINGS, LLC